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| FORM 3 |                                                      |
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

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 1. Name and Address of Reporting Person*

     Allied Irish Banks, p.l.c.
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     (Last)                          (First)                     (Middle)

     Bankcentre, Ballsbridge
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                                    (Street)

     Dublin 4, Ireland
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     (City)                         (State)                       (Zip)

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 2. Date of Event Requiring Statement (Month/Day/Year)

    April 1, 2003

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 3. IRS Identification Number of Reporting Person (Voluntary)

    I.R.S. Identification No: [13-1774656]
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 4. Issuer Name and Ticker or Trading Symbol

    M&T Bank Corporation (MTB)

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 5. Relationship of Reporting Person to Issuer (Check all applicable)
    [   ]  Director                       [ X ]  10% Owner
    [   ]  Officer (give title below)     [   ]  Other (specify below)
    [   ]  Member; Litigation Committee
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 6. If Amendment, Date of Original (Month/Day/Year)

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             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security 2. Amount of Securities  3. Ownership    4. Nature of
    (Instr. 4)           Beneficially Owned       Form:           Indirect
                        (Instr. 4)                Direct (D)      Beneficial
                                                  or Indirect     Ownership
                                                  (I)(Instr. 5)   (Instr. 4)
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    Common Stock,        26,700,000               D
    par value $.50
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                           (Print of Type Responses)
                                                                          (Over)
                                                                 SEC 1473 (3-91)

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                                                                 SEC 1473 (8-92)
                                                                 SEC 1474 (3/91)

              TABLE II-- DERIVATIVE SECURITIES BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

====================================================================================================================================
                             2. Date Exer-        3. Title and Amount of
                                cisable and          Securities Underlying
                                Expiration           Derivative Security                           5. Ownership
                                Date                 (Instr. 4)                                       Form of
                                (Month/Day/Year)  -----------------------        4. Conversion        Derivative     6. Nature of
                             -------------------                  Amount            or Exercise       Security:         Indirect
                                Date      Expira-                 or                Price of          Direct (D)        Beneficial
 1. Title of Derivative         Exer-     tion                    Number            Derivative        or Indirect (I)   Ownership
    Security (Instr. 4)         cisable   Date          Title     of Shares (1)     Security (2)      (Instr. 5)        (Instr. 5)
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



Explanation of Responses:

Pursuant to an Agreement and Plan of Reorganization, dated as of September 26, 2002 (the "Acquisition Agreement"), by and among Allied Irish Banks, p.l.c. ("AIB"), M&T Bank Corporation ("M&T") and Allfirst Financial Inc., a Delaware corporation and wholly owned subsidiary of AIB ("Allfirst"), AIB agreed to sell, and M&T agreed to purchase, all of the outstanding shares of common stock, par value $5.00 per share, of Allfirst, in exchange for the shares of M&T common stock reported herein and cash consideration. The purchase was completed on April 1, 2003. Pursuant to the Acquisition Agreement, the Amended and Restated Bylaws of M&T and the Certificate of Incorporation of M&T as amended in connection with the purchase, AIB became entitled to select four directors to the Board of Directors of M&T and its principal bank subsidiary effective as of April 1, 2003, and in the future will be entitled to nominate up to four directors depending upon the percentage of M&T common stock then owned by AIB. AIB also has certain additional rights, protections and obligations regarding share ownership and corporate governance under those documents, including: the right to certain representation on the committees of the Board of Directors of M&T and its principal bank subsidiary; the requirement that AIB's representatives on the M&T Board of Directors, acting through the appropriate Board committee, consent in order to take specified corporate actions, and the requirement for other specified corporate actions that those actions not be opposed by AIB's committee representative and at least one other committee member not designated by AIB; restrictions on AIB's right to own more than 25% of the outstanding M&T common stock and on AIB's right to take certain other actions as a shareholder of M&T without the approval of the Board of Directors of M&T except under limited circumstances; AIB's right to maintain its proportionate ownership of M & T; restrictions on the ability of AIB to sell its shares of M&T common stock received pursuant to the Acquisition Agreement; and M&T's right to purchase shares of M&T common stock owned by AIB that are subsequently offered for sale by AIB in certain cases.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                   /s/: William M. Kinsella       April 10, 2003
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                               **Signature of Reporting Persons        Date

NOTE.  File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, SEE Instruction 6 for procedure.

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                                                                 SEC 1473 (8-92)
                                                                 SEC 1474 (3/91)